UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of November 2011

Commission File Number 001-34824

Ambow Education Holding Ltd.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

18th Floor, Building A, Chengjian Plaza, No.18,

BeiTaiPingZhuang Road, Haidian District, Beijing

100088

People’s Republic of China

Telephone: +86 (10) 6206-8000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Ambow Education Holding Ltd.

/s/ Dr. Jin Huang
Name: Dr. Jin Huang
Title: President and Chief Executive Officer

Dated: Nov 21, 2011

INDEX TO EXHIBITS

Exhibit	Description

99.1	Press release regarding Management Change

Exhibit 99.1

Ambow Education Announces Management Change

Beijing, November 16, 2011 - Ambow Education Holding Ltd. (“Ambow” or the “Company” (NYSE:AMBO), a leading national provider of educational and career enhancement services in China, today announced that Ms. Huimin Jenny Zhan has been appointed as Chief Strategy Officer and will report to Dr. Jin Huang, the CEO of Ambow, effective immediately. She will oversee financial analysis and planning, strategic investment and investor relationship.

Separately, Mr. Gareth Kung has been appointed as Chief Financial Officer effective on early December 2011. Mr. Kung will succeed Mr. Paul Chow, who will retire as CFO after serving Ambow since January of 2008. Moving forward, Paul will serve as a consultant to Ambow.

“I want to thank Paul for his impressive contributions in developing Ambow’s financial infrastructure, particularly the architecture for web-based and real time executive information services, and a strong finance team in driving finance excellence,” commented Dr. Jin Huang, Chief Executive Officer. “Paul has helped lead Ambow through the successful completion of its initial public offering in 2010 and its transition to being a public company. Paul has been a trusted partner, a catalyst and a professional team player. I am very pleased that Paul will continue as consultant with his global vision and excellence in building finance architecture.”

Paul commented, “I treasure my time at Ambow and am proud of our many accomplishments over the past years that have contributed to making Ambow a leader in education services in China. Through the success of Ambow, I am very happy to see many students to have better schools, better jobs and better lives. I am also very pleased to continue my contribution to Ambow as a consultant.”

Dr. Jin Huang continued, “We are delighted to promote Ms. Jenny Zhan as our CSO. Her deep knowledge and investment experience with Chinese companies are valuable as we continually expand our business, develop our growth strategies and improve our communications with investors. We also welcome Mr. Gareth Kung as our new CFO. His extensive corporate finance and operational experience with various Chinese companies is impressive, and he is well qualified to carry over the financial infrastructures designed by Paul.”

Ms. Jenny Zhan joined Ambow in June 2011 as Senior Vice President of Corporate Strategy. Prior to joining Ambow, she served as a portfolio manager of GMO’s emerging market equity products since 2002. From 1996 to 2002, she was a product manager for E*Trade Financial. She also held various product management and software engineering positions in the early years of her career. Ms. Zhan earned her B.E. from East China University of Science and Technology and her M.S. in Chemical Engineering from the University of Maryland. She is a Chartered Financial Analyst.

Prior to joining Ambow Education Holding Ltd., Mr. Kung was the Chief Financial Officer of Hanwha Solarone Co., Ltd., a leading China-based NASDAQ-listed solar module manufacturer, from November 2009 to July 2011. From 2003 to 2009, Mr. Kung worked at Semiconductor Manufacturing International Corporation, a leading China-based technology company listed on the Hong Kong Stock Exchange and New York Stock Exchange, where he first worked as the Group Treasurer and subsequently as the Group Controller. From 2000 to 2003, Mr. Kung worked as an investment manager at AIG Investment Corporation in Hong Kong where he executed private equity transactions in Asia Pacific region. From 1995 to 2000, Mr. Kung worked in banking at ABN AMRO and UOB Asia in Hong Kong where he executed IPO, M&A and debt-financed transactions. From 1987 and 1993, Mr. Kung held positions as senior internal auditor at Royal Bank of Canada and senior auditor at Price Waterhouse. Mr. Kung earned his MBA from The University of Western Ontario and a bachelor’s degree in accountancy from National University of Singapore. Mr. Kung is a Certified Public Accountant in Hong Kong, Australia and Singapore as well as a Fellow of the Association of Chartered Certified Accountants. Mr. Kung is also a Chartered Financial Analyst.

About Ambow Education Holding Ltd.

Ambow Education Holding Ltd. (NYSE: AMBO) is a leading national provider of educational and career enhancement services in China, offering high-quality, individualized services and products. Ambow has two business divisions: “Better Schools,” which includes K-12 schools and tutoring centers; and “Better Jobs,” which includes colleges and career enhancement centers. With its extensive network of regional service hubs complemented by a dynamic proprietary learning platform and distributors, Ambow provides its services and products to students in 30 out of the 31 provinces and autonomous regions within China.

For investor and media inquiries please contact:

Ms. Mandy Li

Investor Relations Manager

Ambow Education Holding Ltd.

Tel: +86-10-6206-8130

Email: ir@ambow.com